UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

           Buenos Aires, February 28, 2019

GAL Note No. 51/19

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

Messrs.

MERCADO DE VALORES DE BUENOS AIRES

(Buenos Aires Securities Market)

Technical and Securities Management Office

Sarmiento 299

Ref:    Transfer of Concession’s Jurisdiction

Dear Sirs,

In compliance with applicable laws and regulations, I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) to inform you that under the provisions of laws No. 27,469 of Fiscal Consensus 2018 and No. 27,467 of the General Budget of Expenses and Resources of the National Administration for the year 2019, today an agreement was signed between the National State, the province of Buenos Aires and the Autonomous City of Buenos Aires to transfer the public electric power distribution service opportunely granted by the National State in favor of Edenor SA, to the jurisdiction of the Province of Buenos Aires and of the Autonomous City of Buenos Aires. It should be noted that Edenor S.A. has not been part of this agreement and is analyzing the scope and implications of it.

Yours faithfully,

Carlos D. Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 1, 2019